UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 14, 2011

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Item 1 - Information Contained in this Form 6-K Report

Unless we otherwise specify, when used in this Report, the terms “Seaspan,” “we,” “our” and “us” refer to Seaspan Corporation and its wholly-owned subsidiaries.

Investment in Carlyle Containership-Focused Investment Vehicle, Right of First Refusal and Newbuilding Order

We have agreed to participate in an investment vehicle established by an affiliate of global alternative asset manager The Carlyle Group, or Carlyle. The investment vehicle, Greater China Intermodal Investments LLC, or the Vehicle, will invest up to $900 million equity capital in containership assets, primarily newbuilding vessels strategic to the People’s Republic of China, Taiwan, Hong Kong and Macau, or Greater China. We believe that the combination of our expertise and relationships in the containership market and Carlyle’s financial resources, global business network and access to capital will enhance our ability to take advantage of growth opportunities in the containership market.

There currently exists significant excess capacity in Asian shipyards, and we believe that, as a result of this excess capacity, in the near term shipyards are willing to provide pricing and design concessions for large newbuilding construction orders. The size of these orders likely exceeds the size of orders we would be able or willing to make on our own. As a result, we view our participation in the Vehicle, and especially the right of first refusal we will have on containership investment opportunities available to the Vehicle, as a means of selectively and cost-effectively expanding our fleet. Please read “Rights of First Refusal and First Offer Agreements.” We believe that the combined scale of our business and the Vehicle will allow us to realize volume discounts for newbuilding orders, negotiate design improvements from shipyards and obtain more attractive vessel financing than we would otherwise be able to achieve on our own, thereby creating a competitive advantage for us.

The conflicts committee of our board of directors, with the assistance of financial and legal advisors, has reviewed and approved our investment in the Vehicle and the related transactions and agreements, which are described below, including the rights of first refusal and first offer described in “Rights of First Refusal and First Offer Agreements.” Upon the unanimous recommendation of the conflicts committee, the independent members of our board of directors subsequently approved our investment in the Vehicle and the related transactions and agreements.

We have signed a letter of intent to purchase a significant number of newbuilding containerships to be constructed by a leading Chinese shipyard. This is our first newbuilding order since 2007. The New Panamax 10000 TEU vessels will be constructed using a lightweight and fuel efficient design. We expect that any order resulting from this letter of intent will be made available to the Vehicle and will be subject to our right of first refusal. Consistent with our strategy, we expect to enter into long-term time charters with leading liner companies concurrently with executing a definitive purchase agreement. There exists only a letter of intent for this order at this time, and there is no assurance that definitive agreements relating to this order will be entered into or that the orders will be completed.

GC Intermodal LLC Agreement

Purpose, Members and Exclusivity

The Vehicle will invest in newbuilding and secondhand maritime containership assets that are primarily strategic to Greater China. It is anticipated that the investments will be made over a five-year period.

The members of the Vehicle are (i) Seaspan Investment I Ltd., a subsidiary we recently formed, or the Seaspan Member, (ii) an affiliate of Dennis R. Washington, or the Washington Member, (iii) Tiger Management Limited, an entity owned and controlled by our director Graham Porter, or the Tiger Member, and (iv) Greater China Industrial Investments LLC (a limited liability company owned by affiliates of Carlyle and the Tiger Member), or GC Industrial.

Until the earliest of (i) the fifth anniversary of the date of the GC Intermodal LLC agreement, (ii) dissolution of the Vehicle and (iii) consummation of a sale of the Vehicle, GC Industrial and its subsidiaries shall only invest in containerships through the Vehicle.

Capital Commitments

GC Industrial, the Seaspan Member and the Washington Member have agreed to make aggregate capital commitments of up to $900 million. GC Industrial has committed up to $775 million ($750 million of which is a commitment from the Carlyle affiliate member and $25 million of which is a commitment from the Tiger Member), the Washington Member has committed up to $25 million and the Seaspan Member has committed up to $100 million. The Tiger Member will contribute services to GC Intermodal, and 50% of the fees for such services will be paid to the Tiger Member in the form of an equity interest in GC Intermodal.

GC Industrial’s capital commitment will be reduced to extent it separately invests in non-containership assets, in which case the capital commitments of other members would be proportionately reduced. We believe that containership opportunities currently are more favorable than those for tankers and bulkers.

Distributions

The Vehicle’s available cash will be distributed as and when determined by the Vehicle’s board of managers. Distributions will be made first proportionately to the members to return their respective capital contributions and then proportionately to the members until all members receive a cumulative compounded rate of return on their respective capital contributions equal to 12%. Further distributions will be divided between the members, pro rata in accordance with their respective percentage interests, and GC Industrial, which is entitled to incentive distributions ranging from 20% to 30% depending on the amount of the distributions.

Mr. Porter holds an economic interest in the Tiger Member, which is a member of GC Industrial. Accordingly, he will have an indirect economic interest in any incentive distributions received by GC Industrial from the Vehicle. The Washington Member has an indirect interest in the Tiger Member, and accordingly will have an indirect economic interest in any incentive distributions received by GC Industrial from the Vehicle.

Governance

The Vehicle will be governed by a board of managers initially consisting of nine members. GC Industrial has the right to designate five members, the Tiger Member has the right to designate two members, who shall initially be Mr. Wang and Mr. Porter, and the Washington Member and the Seaspan Member each have the right to designate one member. Our chief executive officer and co-chairman, Mr. Wang, and our director, Mr. Porter, will each provide services to the Vehicle and GC Industrial and pursue investment opportunities for the Vehicle and GC Industrial.

The Vehicle will have a Transaction Committee, which will be primarily responsible for approving the purchase, newbuild contracting, chartering, financing and technical management of new and existing investments. The Transaction Committee will initially consist of Mr. Wang, Mr. Porter and two GC Industrial designees. Our co-chairman and the Washington Member designee on the Vehicle’s board of managers, Kyle R. Washington, is a non-voting member of the Transaction Committee. The Seaspan Member will not have a designee on the Transaction Committee, although Mr. Washington will provide to us certain Transaction Committee materials, subject to a confidentiality agreement.

Services Agreements

Seaspan Management Services Limited, or our Manager, the Tiger Member and Carlyle have each agreed to provide certain services to GC Intermodal Operating Company, a subsidiary of the Vehicle. Pursuant to a management agreement, our Manager will provide technical and commercial management services with respect to the vessel investments made by the Vehicle for a daily fee of $750 per vessel once a vessel begins operation, as well as construction supervision fees ranging from $550,000 to $650,000 per newbuilding vessel, depending on the size of the vessel. The Tiger Member will provide the Vehicle with financial and strategic advisory services pursuant to a management agreement. The Tiger Member and generally will be entitled to (1) charter fees equal to 1.0% of the annual gross charter revenue from the Vehicle vessels, (2) transaction fees equal to 0.80% of purchase or sales price of vessel or newbuilding contracts, payable upon execution of the contract and (3) financing fees equal to 0.40% of the aggregate amount of debt or lease financing provided by non-Greater China banks or financial institutions and 0.80% for debt or financing provided by Greater China banks or financial institutions. A portion of these fees will be reinvested in the Vehicle and the equity issued in connection with such re-investment will be held by the Tiger Member. The Washington Member has an indirect interest in the Tiger Member, and accordingly will have an indirect economic interest in any incentive distributions received by GC Industrial from the Vehicle as described above in “ GC Intermodal Agreement—Distributions.” Carlyle will also be entitled to transaction, financing and management fees pursuant to a consulting agreement.

Tag-Along, Drag-Along, Preemptive and Registration Rights

The members of the Vehicle have certain rights that may increase the liquidity of their investments in the Vehicle and provide protection against dilution of their investments.

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Each member of the Vehicle has customary “tag-along” rights on sales of interests in the Vehicle by any other member. If any member proposes to transfer any of its interests in the Vehicle to a third party purchaser, each other member will have the right to sell a share of the interests to be transferred to the third party based on the members’ respective interests in the Vehicle. The aggregate purchase price payable in connection with such sale will be allocated among the selling members as if the proceeds were distributed as described above in “—Distributions.” These provisions do not apply to transfers of the Vehicle interests in connection with, or following the consummation of, an initial public offering or related reorganization.

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GC Industrial will have customary “drag-along” rights, which will permit it to require other members to join in on sales by it to a third party of a majority of the Vehicle interests. In this case, each member will be required to transfer a percentage of their interest based on the members’ respective interests in the Vehicle, on terms no less favorable than those offered to GC Industrial. The aggregate purchase price payable in connection with such sale will be allocated among the selling members as if the proceeds were distributed as described above in “—Distributions.”

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Each member has preemptive rights on issuances by the Vehicle of certain new securities, which will permit such member to acquire a portion of such new securities based on such member’s respective percentage interest in the Vehicle. Prior to the issuance of any applicable new securities, the Vehicle shall give each member written notice of such proposed issuance, describing the amount and terms of the new securities. Each member will have 10 business days to determine whether to purchase its pro rata share of the new securities on such terms specified in the notice. The members’ preemptive rights terminate upon consummation of any initial public offering or the sale of the Vehicle.

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GC Industrial has demand registration rights, which it may exercise at any time after 180 days after an initial public offering of the Vehicle or its successor entity in order to register with the SEC equity shares of the Vehicle or such successor, and all members have “piggy-back” registration rights if the Vehicle or its successor entity proposes to register shares of equity securities with the U.S. Securities and Exchange Commission, or the SEC, at any time after the initial public offering.

Dissolution

The Vehicle will be dissolved upon the first to occur of the following: (a) 18 months after the effective date of the GC Intermodal LLC agreement if no investments have been made at that time, unless otherwise determined by the Transaction Committee; (b) the approval of the board of managers and the Transaction Committee; (c) the first date on which the Vehicle no longer holds any investments and the Vehicle cannot call capital from its members; and (d) any other event causing dissolution by law.

Rights of First Refusal and First Offer Agreements

We have a right of first refusal relating to the Vehicle’s containership investment opportunities, or Container Investment Opportunities. As described below in “—Termination of Right of First Refusal,” we may exercise this right until March 31, 2015, unless it is terminated earlier as the result of certain triggering events, including if we exercise this right for more than 50% of the aggregate vessels subject to the right prior to specified dates. The Washington Member also has a right of first refusal on Container Investment Opportunities. This right applies to a smaller percentage of vessels and is subordinate to our right of first refusal. Please read “—Washington Member Right of First Refusal.” Container Investment Opportunities that are not acquired by us or the Washington Member may be acquired by the Vehicle. In addition, we have rights of first offer relating to certain containerships that the Vehicle and the Washington Member may propose to sell or dispose of. Please read “—Rights of First Offer.” These rights of first refusal and first offer provide potential opportunities for us to increase the size of our fleet through selective vessel acquisitions.

Right of First Refusal Mechanics

For each Container Investment Opportunity, the Vehicle will deliver to us a notice of the summary transaction terms (including vessel terms and charter terms to the extent known to the Vehicle at the time of delivery, and indicative financing terms) and a copy of a letter of intent for the construction or acquisition of the vessel that the Vehicle is prepared to enter into, or the Negotiated Vessel Purchase Contract, and, if applicable, a copy of any letter of intent for the chartering of the vessels, or the Negotiated Charter Contract. The Negotiated Vessel Purchase Contract and the Negotiated Charter Contract are referred to herein as the Negotiated Vessel Contracts. Generally, we will have 12 business days from the date of the Vehicle’s notice in which to elect to exercise our right of first refusal, in whole or in part, and four business days from the date of delivery of the Negotiated Vessel Contracts, to sign and return such agreements to the Vehicle for delivery to the applicable shipyard or charterer. These time periods will be extended if there are changes to the material terms of the transaction.

After we have executed the Negotiated Vessel Contracts, the Vehicle will use commercially reasonable efforts for a period of five business days to cause the other party or parties to the Negotiated Vessel Contracts to enter into the contracts with us. If the other party or parties to the agreements do not enter into the Negotiated Vessel Contracts with us during the five-business day period, the applicable vessels will no longer be considered to be vessels on which we have exercised our right of first refusal. If it is a charterer that refuses or fails to enter into Negotiated Charter Contract, we may still elect to acquire the vessel pursuant to the Negotiated Vessel Purchase Contract. If the other party or parties to the Negotiated Vessel Contracts inform the Vehicle that a Negotiated Vessel Contract must be executed prior to the otherwise applicable deadlines agreed upon by the Vehicle, the Washington Member and us, the Vehicle will have the right to execute such contracts and acquire the applicable vessels. However, if we subsequently exercise our right of first refusal on these vessels, the Vehicle will assign its right under such contracts to us, or we will purchase the vessels from the Vehicle on the same terms and conditions as set forth in the Negotiated Vessel Purchase Contract and, if applicable, charter the vessels pursuant to the Negotiated Charter Contract.

Right of First Refusal Scope

Prior to August 15, 2014, we may exercise our right of first refusal with respect to 100% of the vessels comprising a Container Investment Opportunity, and on or after August 15, 2014 with respect to a number of vessels (not to exceed 100% of the vessels comprising such Container Investment Opportunity) equal to the sum of:

•	50% of the vessels comprising a Container Investment Opportunity plus

•	a number of vessels equal to:

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(a) the total number of vessels with respect to which we previously exercised our right of first refusal, but which vessels were not purchased by us due to the refusal or failure of the other party or parties to the Negotiated Vessel Contracts to execute the contracts (or in cases where the Negotiated Vessel Contracts are in the form of a letter of intent that contemplates definitive agreements, the other party’s refusal or failure to execute definitive agreements that have the same material terms as the letter of intent and the right of first refusal notice), minus

•	(b) the excess of:

•	(i) the total number of vessels with respect to which we previously exercised our right of first refusal on or after August 15, 2014 and subsequently purchased, over

•	(ii) 50% of the aggregate number of all vessels comprising all previous Container Investment Opportunities on or after August 15, 2014.

We have a similar right of first refusal with respect to the acquisition of companies that own containerships which comprise more than 50% of such company’s assets.

Termination of Right of First Refusal

Our right of first refusal will terminate upon the earlier of:

•	March 31, 2015;

•	the date on which the Vehicle is dissolved or liquidated;

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the Vehicle’s election to terminate, given in writing to us and the Washington entity at any time after any of August 15, 2011, 2012, 2013 or 2014, if we have exercised our right of first refusal with respect to greater than 50% of the vessels comprising all Container Investment Opportunities prior to such date (or if we have provided notice to the Vehicle of such event, the Vehicle must notify us whether it elects to terminate the right of first refusal within 90 days after receipt of our notice), provided, that (i) we shall not be deemed to have exercised our right to acquire any vessel that is subject to a Negotiated Vessel Contract that is not exercised by the other party of such contract within five business days (or in cases where the Negotiated Vessel Contracts are in the form of a letter of intent that contemplates definitive agreements, the other party’s refusal or failure to execute definitive agreements that have the same material terms as the letter of intent and the right of first refusal notice) and (ii) the vessels with respect to which we have exercised our right of first refusal will include any vessels on which the Washington Member has exercised its right of first refusal (described below in “—Washington Member Right of First Refusal”) if such vessel is subsequently transferred to us or a controlled affiliate within one year of delivery and the Washington Member intended to so transfer;

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consummation of an initial public offering of any equity securities of the Vehicle or any of its subsidiaries; provided, however, that with respect to an initial public offering of a subsidiary, the right of first refusal will remain in effect with respect to the Vehicle and its subsidiaries, but terminate with respect to the subsidiary that consummated the initial public offering and its subsidiaries; and

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generally, upon consummation of a sale to a third party of more than 50% of the outstanding interests of the Vehicle or of assets representing at least 75% of the consolidated net asset value of the Vehicle and its subsidiaries.

Washington Member Right of First Refusal

The Washington Member also has a right of first refusal on Container Investment Opportunities. This right applies to a smaller percentage of vessels and is subordinate to our right of first refusal. If we do not exercise our right of first refusal with respect to all vessels in a Container Investment Opportunity, the Washington Member has an additional three business days (15 business days total) to inform the Vehicle whether it will exercise its right of first refusal with respect to the vessels remaining in such Container Investment Opportunity, or the Seaspan Declined Vessels, on the same terms and conditions as offered to us.

Prior to August 15, 2014, the Washington Member may exercise its right of first refusal with respect to a number of vessels equal to the sum of:

•	25% of the Seaspan Declined Vessels in a Container Investment Opportunity, plus

•	a number of vessels equal to:

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(a) the total number of vessels with respect to which the Washington Member previously exercised its right of first refusal, but which vessels were not purchased by it due to the refusal or failure of the other party or parties to the Negotiated Vessel Contracts to execute the contracts (or in cases where the Negotiated Vessel Contracts are in the form of a letter of intent that contemplates definitive agreements, the other party’s refusal or failure to execute definitive agreements that have the same material terms as the letter of intent and the right of first refusal notice) minus

•	(b) the excess of:

•	(i) the total number of vessels with respect to which the Washington Member previously exercised its right of first refusal and subsequently purchased, over

•	(ii) 25% of the aggregate number of Seaspan Declined Vessels for all previous Container Investment Opportunities.

On or after August 15, 2014, the Washington Member may exercise its right of first refusal with respect to a number of vessels equal to the greater of (a) 25% of the Seaspan Declined Vessels in a Container Investment Opportunity and (b) 12.5% of the vessels comprising the Container Investment Opportunity.

The Washington Member does not have a right of first refusal with respect to the acquisition of companies that own containerships.

Rights of First Offer

We have certain rights of first offer if the Vehicle intends to sell or otherwise dispose of one or more containerships (other than in connection with an initial public offering or a sale of the Vehicle). We must exercise this right of first offer within 12 business days after receiving notice of such opportunity, which notice shall describe the vessels in reasonable detail, the related charter terms (including a copy of the charter documents) and any existing financing that may be assumed upon transfer of the vessel (including a copy of the loan documents). The Vehicle may accept or reject our offer in its sole discretion. If the Vehicle rejects our offer, which must set forth all material terms and conditions (including price) on which we would be willing to purchase the applicable vessels, it may only sell the vessels to a third party, generally within 180 days of its notice to us, and only for consideration greater than that offered by us. This right of first offer terminates upon the termination of our right of first refusal described above.

Our right of first offer on Washington Member vessels is generally similar to our right of first offer on Vehicle vessels, and applies to certain transfers or sales of any containerships acquired by the Washington Member pursuant to its right of first refusal from the Vehicle. The Washington Member right of first offer terminates after 10 years.

Employment Agreement and Other Related Agreements with Gerry Wang

Mr. Wang has served as our chief executive officer and the chief executive officer of Seaspan Ship Management Ltd., or SSML, a subsidiary of our Manager, pursuant to an employment agreement with SSML. In connection with our investment in the Vehicle, Mr. Wang’s agreement with SSML was amended and restated and we entered an employment agreement and a transaction services agreement with Mr. Wang. Pursuant to our employment agreement with Mr. Wang, he will continue to serve as our chief executive officer. The transaction services agreement will become effective following termination of Mr. Wang’s employment with us. The term of the combined agreements lasts until the termination of the right of first refusal granted to us by the Vehicle, which is scheduled to expire on March 31, 2015, unless earlier terminated as described in “Rights of First Refusal and First Offer” above.

Mr. Wang’s employment agreement with us provides that he will receive an annual base salary of $1.2 million and an annual target performance bonus of $1.5 million, payable 50% in cash and 50% in our common shares. In addition, Mr. Wang will receive transaction fees equal to 1.25% of the aggregate consideration under any binding agreement that we enter into to construct, sell or acquire a vessel whether or not the transaction was proposed by Mr. Wang. However, the amount of this fee will be reduced by the amount of any similar fee we pay to a nationally recognized investment bank retained with the approval of our board of directors (including a majority of the independent directors) in connection with the transaction. The transaction fees will be paid to Mr. Wang either in cash or, at our discretion, a combination of cash and up to 50% in our common shares. Mr. Wang will devote the amount of his time to us that is reasonably necessary to perform his duties, with the understanding that he will also be the chief executive officer of SSML, and provide services to the Vehicle, GC Industrial and the Tiger Member.

The initial term of Mr. Wang’s employment agreement expires on January 1, 2013; however, either party may terminate the agreement at any time, with or without cause. If during the period of Mr. Wang’s employment, the right of first refusal granted to us by the Vehicle is terminated, Mr. Wang has agreed to resign from our board of directors at our request and Mr. Wang may resign thereafter with immediate effect. Under Mr. Wang’s employment agreement with us, the restrictive covenant agreement, dated August 8, 2005, among SSML, us and Mr. Wang, is terminated, including a post-employment two-year non-competition restriction.

Upon the termination of his employment agreement with us, Mr. Wang will continue to provide certain strategic services pursuant to a transaction services agreement. These continued services include identifying and negotiating transactions involving the construction, acquisition or disposition of vessels. In exchange for these services, Mr. Wang will receive 1.5% of the aggregate consideration payable to us under any agreement that we enter into to build, acquire or sell a vessel, whether or not the transaction was proposed by Mr. Wang. However the amount of this fee will be reduced by the amount of any similar fee we pay to a nationally recognized investment bank retained with the approval of our board of directors (including a majority of the independent directors) in connection with the transaction. The 1.5% transaction fee will be payable in a combination of cash and our common shares. Mr. Wang may engage in business activities unrelated to us and, subject to our omnibus agreement (which contains exceptions for the provision of services to the Vehicle and GC Industrial, among other entities) he may also compete with us. Please read “Amendment to Omnibus Agreement.” The transaction services agreement will expire upon the termination of the right of first refusal granted to us by the Vehicle, which is scheduled to expire on March 31, 2015, unless earlier terminated as described in “—Rights of First Refusal and First Offer Agreements” above, but may be terminated earlier by either party, with or without cause.

Certain of our common shares owned by Mr. Wang and certain of his family members and affiliates are subject to a four-year lock-up agreement. Under this lock-up agreement, Mr. Wang and such other parties have agreed to restrict the transfer of 50% of their existing shares for three years, and 25% of such shares for a fourth year.

Mr. Wang’s amended employment agreement with SSML provides that he receive an annual salary of $600,000. In exchange, Mr. Wang serves as SSML’s chief executive officer and owes fiduciary obligations to SSML. He devotes the amount of his time to SSML that is reasonably necessary to perform his duties, with the understanding that he will also be our chief executive officer, and will provide services to the Vehicle, GC Industrial and the Tiger Member. The initial term of the amended employment agreement expires on January 1, 2013; however, either party may terminate the agreement at any time, with or without cause.

We have agreed to register the shares Mr. Wang earns under his employment agreement and the transaction services agreement with the SEC.

Financial Services Agreement with Tiger Ventures Limited

We entered into a financial services agreement with Tiger Ventures Limited, an entity owned and controlled by our director, Mr. Porter and his affiliates. Under the financial services agreement, Tiger Ventures Limited will provide us with certain strategic services, including negotiating and procuring pre-delivery and post-delivery financing or refinancing for the construction of new vessels or the acquisition of used vessels, and other strategic, financial and advisory services that we may request.

Tiger Ventures Limited will receive fees of: (i) 0.80% of the aggregate principal amount of any debt or operating lease financing provided to us by a bank or financial institution that is headquartered or has its principal place of business in Greater China, and (ii) 0.40% of the aggregate principal amount of debt or operating lease financing provided by a bank or financial institution other than a bank or financial institution located in Greater China. These financing fees will be paid to Tiger Ventures Limited either in cash or, at our discretion, a combination of cash and up to 50% in our common shares. A portion of such shares will be subject to a four-year lock-up agreement. The financial services agreement will expire upon the expiration of the right of first refusal granted to us by the Vehicle, but may be terminated earlier by either party, with cause. We have agreed to register the shares Tiger Ventures Limited earns under this agreement with the SEC.

Termination of Restrictive Covenant Agreement with Graham Porter

We entered into an agreement with Mr. Porter, Seaspan Advisory Services Limited and SSML that terminated the restrictive covenant agreement dated August 8, 2005, including the remainder of Mr. Porter’s post-employment two-year non-competition restriction.

Amendment to Omnibus Agreement

We entered into an amendment that provides that the non-competition provisions of the omnibus agreement do not prevent Seaspan Marine Corporation (formerly Seaspan International Ltd.), a company that owns substantially all of the Washington Companies’ marine transportation shipyards and ship management entities, Norsk Pacific Steamship Company Limited, a company within the Washington Marine Group, our Manager or any of their controlled affiliates (other than us and our subsidiaries), or any officer, director, employee or direct or indirect equity owner of such entities (including Mr. Wang and Mr. Porter), from making investments in, and providing services to, the Vehicle, GC Industrial, their subsidiaries and successors, or acting as an employee or consultant to, designating any director or manager of, or assisting in any other manner, the Vehicle, GC Industrial, their subsidiaries and successors. Seaspan Marine Corporation, Norsk Pacific Steamship Company Limited, our Manager or any of their controlled affiliates (other than us and our subsidiaries), or any officer, director, employee or direct or indirect equity owner of such entities, are also permitted to make investments in, and provide services to, the Washington Member and its affiliates, or act as an employee or consultant to, designate any director or manager of, or assist in any other manner, the Washington Member and its affiliates in connection with any vessels that the Washington Member or an affiliate acquires pursuant to the right of first offer granted to it by the Vehicle.

Certain Relationships and Transactions

Gerry Wang, our chief executive officer and co-chairman of our board of directors, is also an executive officer and director of our Manager and certain of its subsidiaries that provide us with all of our technical, administrative and strategic services, together with all of our employees. Mr. Wang is also a co-owner of our Manager, together with affiliated entities of Graham Porter, Kyle R. Washington and his brother Kevin L. Washington. As described above in “GC Intermodal LLC Agreement—Services Agreements,” our Manager will provide technical and commercial management services with respect to the vessel investments made by the Vehicle. Mr. Wang also is a voting member of the Transaction Committee, and will provide services to the Vehicle, GC Industrial and the Tiger Member.

Kyle R. Washington, co-chairman of our board of directors, is also the chairman of our Manager and certain of its subsidiaries that provide services to us. Mr. Washington is the son of Dennis R. Washington, who controls entities that together represent our largest shareholder. Dennis R Washington and certain entities affiliated with him were involved in our formation and have provided capital and other support to us. An affiliated entity of Kyle R. Washington is also a co-owner of our Manager, together with affiliated entities of his brother Kevin L. Washington, Graham Porter and Gerry Wang. As described above in “GC Intermodal LLC Agreement—Services Agreements,” our Manager will provide technical and commercial management services with respect to the vessel investments made by the Vehicle. The Washington Member, which is an affiliate of Dennis R. Washington, has an indirect interest in the Tiger Member, and accordingly will have an indirect economic interest in any incentive distributions received by GC Industrial from the Vehicle as described above in “ GC Intermodal Agreement—Distributions.” In addition, the Vehicle also has granted the Washington Member a right of first refusal on Container Investment Opportunities, which applies to a smaller percentage of vessels and is subordinate to our right of first refusal. Please read “Rights of First Refusal and Offer Agreements—Washington Family Right of First Refusal.” Mr. Washington serves on the board of the Vehicle as the representative of the Washington Member and is a non-voting member of the Transaction Committee.

Graham Porter, one of our directors, is an executive officer and director of our Manager and its subsidiary Seaspan Advisory Services Limited. Mr. Porter is also a co-owner of our Manager and of the Tiger Member. As described above in “GC Intermodal LLC Agreement—Services Agreements,” our Manager and the Tiger Member will provide certain services to the Vehicle. Mr. Porter holds an economic interest in the Tiger Member, which is a member of GC Industrial. Accordingly he will have an indirect economic interest in any incentive distributions received by GC Industrial from the Vehicle as described above in “GC Intermodal LLC Agreement—Distributions.” Mr. Porter also serves on the board of managers of the Vehicle and is a voting member of the Transaction Committee. In addition, Mr. Porter and his affiliates own Tiger Ventures Limited, which provides certain financial services to us pursuant to a services agreement described above in “Financial Services Agreement with Tiger Ventures Limited.”

Our New Dividend Policy

In February 2011, our board of directors adopted a progressive dividend policy aimed at increasing our dividends in a manner that preserves our long-term financial strength and our ability to expand our fleet. We expect this policy to significantly increase dividends paid to holders of our Class A common shares, while continuing to permit us to pursue our growth strategy. Our board expects to declare aggregate dividends of $0.75 per Class A common share for 2011, beginning with a $0.1875 per share dividend for the first quarter of 2011.

Regardless of our dividend policy, declaration and payment of any dividend is subject to the discretion of our board of directors. The time and amount of any dividends will depend upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in our debt instruments and our subsidiaries, industry trends, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. Seaspan Advisory Services Limited, the holder of Seaspan’s Class C common shares, is entitled to share in increasing, incremental dividends, based on specified sharing ratios, once dividends on the Class A common shares reach specified target levels beginning with $0.485 per share per quarter.

Potential Acquisition of Seaspan Management Services Limited and Change in Management Fees

Our Manager and certain of its subsidiaries provide us with all of our technical, administrative and strategic services, together with all of our employees. We are in discussions with the owners of the Manager about potentially acquiring all of or a controlling interest in the Manager. It is contemplated that the purchase price would be paid in our securities or cash, or a combination thereof.

We believe any such acquisition of the Manager would increase our control over access to the services the Manager provides on a long-term basis. Additionally, the owners of the Manager have proposed increases in existing fees and the inclusion of additional fees under the management agreements, which they believe are in line with current market rates. Under the management agreements, the fees for the technical services are scheduled for renegotiation in December 2011. The conflicts committee of our board of directors is evaluating these proposals with the assistance of financial and legal advisors.

Our acquisition of the Manager or a controlling interest in the Manager may not be completed, and the terms of any such acquisition that is completed, if at all, may differ materially from those described above.

Forward-Looking Statements

The statements in this Report that are not historical facts may be forward-looking statements, including statements regarding our operations and financial position, including, in particular, our arrangement with and investment in the Vehicle and its effects on our growth, business and customers; our recently revised dividend policy and its effect on future dividends; our letter of intent to acquire additional newbuilding vessels; and vessel deliveries. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others: the availability to us and the Vehicle of containership acquisition opportunities; the availability and cost to us and the Vehicle of financing to pursue growth opportunities; our expectations relating to dividend payments and our ability to make such payments; negotiation and completion, if at all, of definitive documentation relating to our vessel acquisition letter of intent; future operating or financial results; future growth prospects; our business strategy and other plans and objectives for future operations; potential acquisitions, vessel financing arrangements and other investments, and our expected benefits from such transactions; operating expenses; general market conditions and shipping market trends, including charter rates and factors affecting supply and demand; the time that it may take to construct new vessels, the delivery dates of new vessels or the commencement of service of new vessels under long-term time charter contracts; our financial condition and liquidity; our continued ability to enter into primarily long-term, fixed-rate time charters with our customers; our ability to leverage to our advantage our Manager’s relationships and reputation in the containership industry; changes in governmental rules and regulations or actions taken by regulatory authorities; the financial condition of our shipbuilders, customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us; and those risks discussed in our public filings with the SEC. We undertake no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

Item 2 - Exhibits

The following exhibits are filed as part of this Report:

4.1	Amended and Restated Limited Liability Company Agreement of Greater China Intermodal Investments LLC, dated March 14, 2011.

4.2	Right of First Refusal Agreement among Seaspan Corporation, Greater China Intermodal Investments LLC and Blue Water Commerce, LLC, dated March 14, 2011.

4.3	Right of First Offer Agreement between Seaspan Corporation and Blue Water Commerce, LLC, dated March 14, 2011.

4.4	Executive Employment Agreement between Seaspan Corporation and Gerry Wang, dated March 14, 2011.

4.5	Amended and Restated Executive Employment Agreement between Seaspan Ship Management Ltd. and Gerry Wang, dated March 14, 2011.

4.6	Transaction Services Agreement between Seaspan Corporation and Gerry Wang, dated March 14, 2011.

4.7	Financial Services Agreement between Seaspan Corporation and Tiger Ventures Limited, dated March 14, 2011.

4.8	Amendment to Omnibus Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Ship Management Ltd., Seaspan Advisory Services Limited, Norsk Pacific Steamship Company Limited and Seaspan Marine Corporation, dated March 14, 2011.

4.9	Graham Porter Letter Agreement

4.10	Form of Registration Rights Agreement

This Report on Form 6-K is filed with reference to and is hereby incorporated by reference into the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission on May 30, 2008 on Form F-3D (Registration No. 333-151329) and the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission on August 19, 2010 on Form F-3 (Registration No 333-168938).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: March 14, 2011
	By:	/s/ Sai W. Chu
Sai W. Chu Chief Financial Officer